UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34541
CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months ended June 30, 2011 of the Company.

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2011

	March 31,	June 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	643,088	99,495
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; June 30, 2011: RMB11,485)	77,402	79,285	12,266
Inventories	6,729	7,686	1,189
Prepaid expenses and other receivables	9,982	45,114	6,979
Trading securities	-	357	55
Income tax recoverable	-	8,174	1,265
Deferred tax assets	5,373	5,040	780
Total current assets	710,873	788,744	122,029
Property, plant and equipment, net	250,348	244,800	37,874
Non-current prepayments	5,752	7,133	1,104
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; June 30, 2011: RMB30,403)	240,952	247,209	38,247
Inventories	31,600	32,389	5,011
Intangible assets, net	134,412	133,257	20,617
Available-for-sale equity securities	52,733	16,688	2,582
Other investments	134,363	164,401	25,435
Deferred tax assets	2,565	3,072	475
Total assets	1,563,598	1,637,693	253,374

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,962
Accounts payable	5,046	5,919	916
Accrued expenses and other payables	106,731	114,026	17,640
Deferred revenue	82,319	80,565	12,465
Amounts due to related parties	360	720	111
Income tax payable	11,156	6,778	1,049
Total current liabilities	250,612	253,008	39,143
Deferred revenue	162,668	195,018	30,172
Other non-current liabilities	30,036	36,795	5,693
Deferred tax liabilities	26,890	26,238	4,059
Total liabilities	470,206	511,059	79,067

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 75,261,474 shares issued and outstanding as of March 31, 2011 and June 30, 2011, respectively	52	51	8
Additional paid-in capital	910,316	907,161	140,351
Accumulated other comprehensive loss	(18,580)	(25,129)	(3,888)
Retained earnings	178,993	219,015	33,885
Total shareholders’ equity	1,070,781	1,101,098	170,356
Noncontrolling interests	22,611	25,536	3,951
Total equity	1,093,392	1,126,634	174,307
Total liabilities and equity	1,563,598	1,637,693	253,374

 CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2010 and 2011

	Three months ended June 30,
	2010	2011
	RMB	RMB	US$
	(in thousands except per share)
Revenues	71,696	87,458	13,531
Direct costs	(17,252)	(19,868)	(3,074)
Gross profit	54,444	67,590	10,457
Operating expenses
Research and development	(1,543)	(1,777)	(275)
Sales and marketing	(10,090)	(12,606)	(1,950)
General and administrative	(19,456)	(22,455)	(3,475)
Total operating expenses	(31,089)	(36,838)	(5,700)
Operating income	23,355	30,752	4,757
Other income, net
Interest income	2,451	3,139	486
Interest expense	(606)	(460)	(71)
Exchange (loss)/gain	(237)	96	15
Dividend income	-	7,217	1,117
Others	114	214	33
Total other income, net	1,722	10,206	1,580
Income before income tax	25,077	40,958	6,337
Income tax (expense)/credit	(6,110)	1,783	276
Net income	18,967	42,741	6,613
Income attributable to noncontrolling interests	(1,381)	(2,719)	(421)
Net income attributable to shareholders	17,586	40,022	6,192

Net income per share:
-Basic	0.26	0.53	0.08
-Diluted	0.26	0.53	0.08

Other Events

On August 29, 2011, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months ended June 30, 2011. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 29, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: August 29, 2011